ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Masters’ Select Funds Trust		97400106B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

June 30, 2006	March 1, 2006 to March 1, 2007	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o Masters’ Select Focused Opportunities Fund, a series of:
Masters’ Select Funds Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

RATIFICATION OF FIDELITY BOND

RESOLVED, that Masters’ Select Focused Opportunities Fund be, and hereby is, added to the fidelity bond issued by ICI Mutual Insurance Company in the form and amount of $2,100,000;

RESOLVED FURTHER, that after consideration of all relevant factors, including the anticipated value of the aggregate assets of the Trust to which any person who will be covered under the Trust’s fidelity bond will have access, the type and terms of arrangements made for the custody and safekeeping of the Trust’s assets, the nature of the securities anticipated to be in the Trust’s portfolio and the Trust’s investment advisor, custodian and administrator, the Board of Trustees hereby approves the continuation of the bond issued by ICI Mutual Insurance Company to the Trust as the form and amount of fidelity bond for the Trust;

RESOLVED FURTHER, that the officers of the Trust be, and they hereby are, authorized from time to time to increase the amount of the bond during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, with other terms of the bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of those increases required to be given to this Board, provided that any such increase will be submitted for ratification by this Board at its first regular meeting following the effective date of the increase;

RESOLVED FURTHER, that the Treasurer or any Assistant Treasurer of the Trust is hereby directed to make the filing and give the notices required by Rule 17g-1 under the Investment Company Act of 1940.